Mail Stop 3561

August 12, 2009

Mr. Tong Liu
Chief Executive Officer
SOKO Fitness & Spa Group, Inc.
No. 194, Guogeli Street, Harbin,
Heilongjiang Province, China 150001

> **Re: Soko Fitness & Spa Group, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed July 15, 2009**
> **File No. 333-151563**
> **Amendment No. 2 to Form 10-K for the**
> **Fiscal Year Ended May 31, 2008**
> **Filed July 30, 2009**
> **Amendment No. 2 to Form 10-Q for the Fiscal**
> **Quarter Ended February 28, 2009**
> **Filed July 30, 2009**
> **Amendment No. 1 to Form 10-Q for the Fiscal**
> **Quarter Ended November 30, 2008**
> **Filed February 17, 2009**
> **Amendment No. 1 to Form 10-Q for the Fiscal**
> **Quarter Ended August 31, 2008**
> **Filed February 17, 2009**
> **File No. 333-132429**

Dear Mr. Liu:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   We reviewed your response to comment one in our letter dated March 18, 2009 and reissue this comment in part. Please explain to us the discrepancies between your disclosure in your registration statement and the investor presentation at the ICR XChange Conference at the St. Regis Monarch Beach Resort filed with your Current Report on Form 8-K on January 15, 2009. For example, on the "Company Snapshot" slide, we note that you show diluted earnings per share for fiscal year 2008 of $0.36 yet your financial statements reflect that this number was $0.44 per share. This slide also reflects weighted average shares of 14.5 million yet your financial statements reflect that this number was 11,903,589. These are only examples. Please explain these and any other discrepancies between your presentation and the disclosure in your registration statement.

2.   Please revise your registration statement to provide current information and consistent disclosure. Although not intended as an exhaustive list, we note the following in this regard:

   •   At the bottom of page 22, you state that you are developing a website that you hope to have operational by March 2009.

   •   In the first paragraph under the heading "Business" on page 32, you state that you "currently maintain more than 12,000 fitness memberships and 18,000 beauty and spa memberships" but as noted in comment 10 below and the disclosure referenced in that comment, it appears that more current information regarding your fitness memberships and number of beauty salons and spa guests is available.

   •   In the last paragraph under the heading "Key Characteristics" on page 35, you state that "[a]s of November 30, 2008, corporate clients contributed approximately 2.7% to [your] total revenue."

   •   Under the heading "Employees" on page 37, you provide employee data as of January 15, 2009.

   Please revise your registration statement so that these and any other similar statements are current as of the time of the filing of your next amendment and consistent.

Table of Contents

3.   We reviewed your response to comment two in our letter dated March 18, 2009 and reissue this comment. Please revise your table of contents to include all main section headings included in your prospectus. Although not intended as an exhaustive list, we note that you do not include in your table of contents headings for the following sections: Forward-Looking Statements, Business, Management, Legal Matters and Where You Can Find More Information. Refer to Item 502(a) of Regulation S-K.

Prospectus Summary, page 5

The Offering, page 8

4.   We note that you revised the common stock to be outstanding after the offering from "[u]p to 19,000,000" to "[u]p to 19,160,000." Please tell us why you revised this number. To the extent that options or warrants have been exercised, please also revise throughout your registration statement the number of shares currently outstanding to give effect to these exercises.

Risk Factors, page 8

Risk Related to Ownership of our Common Stock, page 13

We may issue additional shares of our capital stock or debt securities to raise…, page 13

5.   We note that you revised the number of shares of common stock reserved for issuance upon the exercise of outstanding stock options from 50,000 to 110,000. Please revise your disclosure in Item 15, and elsewhere in your registration statement as appropriate, to reflect the grant of an additional 60,000 stock options and file any stock option agreements to the extent required. Refer to Item 15 of Form S-1 and Items 601(b) and 701 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results …, page 17

6.   We reviewed your response to comment eight in our letter dated March 18, 2009 and reissue this comment in part. For your disclosure noted below, please provide copies of the sources you reference, including a transcript of the relevant portion of the China Business Guide program on China Central Television, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material.

- "According to a report on China Business Guide, a program on China Central Television, the average people in Beijing spend more than $100 for fitness every year."

- "In comparison, in the USA, according to the IHRS statistics, approximately 16% of the population are members of a fitness club."

- "According to the National Bureau of Statistics of China, the first quarter of 2009, urban residents' disposable income rose 11.2%."

In addition, please provide support for the following statements in your prospectus:

- "…which is equal to the number of fitness clubs in New York, Chicago and Miami alone" set forth under this heading; and

- "… many new clubs leave the market after one or two years" set forth under this heading; and

- Your statement in the prospectus summary under the heading "Business" on page 6 that you "are the largest multi-facility salon, spa, fitness and yoga center operator in Northeast China."

If any of these statements is based upon management's belief, please indicate that this is the case and include an explanation for the basis of the belief. Alternatively, if the information is based upon reports or articles, please cite the source in your disclosure and, as indicated above, please provide copies of the source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus.

7.   We reviewed the 2007 AASFP China Fitness Club Industry Report attached to your letter dated July 15, 2009 and have the following comments:

- It appears that the AASFP has published the 2008 China Fitness Club Industry Report early this year. Please refer to this link: http://www.aasfp.com/hk/HKCMS/upload/newsletter/38/vol15_01.pdf. If true, please update your registration statement based on the more recent report or tell us why it is not appropriate to do so.

- In updating your registration statement, please explain in more detail your statement at the end of the first paragraph on page 18 that "[b]ased on the statistics provided in the 2007 AASFP Report, in Harbin and Shenyang,

> SOKO's area of operation, SOKO currently has market shares of approximately 16% and approximately 6.5%, respectively." It reaching this conclusion, it appears that you divided your 8,000 members in Harbin by the total number of members in Harbin as published in the report, or 49,500, and you divided your 5,000 members in Shenyang by the total number of members in Shenyang as published in the report, or 61,500. If you divide the total number of members in Harbin and Shenyang published in the AASFP report by the number of clubs in each region as published in the AASFP report, the average number of members per club for Harbin and Shenyang is 1,367 and 1,179, respectively, as compared to your 8,000 and 5,000 members, respectively. Thus, it appears that either your clubs have significantly larger numbers of members than the average number of members in the remaining 41 clubs in Harbin and the remaining 44 clubs in Shenyang or the methodology you use to determine your number of members as compared to that utilized by the AASFP differs. Please revise or advise.

8. We were unable to locate the 2008 China Beauty Industry Annual Report that you disclose is available at this link: http://www.chinaccm.com/48/4808/480804/news/20080625/150732.asp. Please provide an English copy of this report, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please include with your submission of these materials any necessary supporting schedules setting forth your analysis of the source material.

Plan of Operation and Financing Needs, page 19

9. We reviewed your response to comment nine in our letter dated March 18, 2009 and your revised disclosure in the last paragraph on page 20. In this response and the revised disclosure on page 20, you refer to the patrons of your spas as guests or customers yet your disclosure in the penultimate paragraph on page 6 under the heading "Business" and in the first paragraph under the heading "Our Business" on page 17 refers to your "approximately 19,000 beauty and spa memberships." To avoid confusion, please revise your disclose to consistently refer throughout your registration statement to your 19,000 beauty salon and spa customers or guests and not memberships.

10. You disclose in the last paragraph on page 20 and elsewhere in your registration statement that "[a]t the end of 2008, [you] had approximately 13,000 members at [your] fitness centers and approximately 19,000 customers at [your] beauty salons and spas." The new table you added at the bottom of page 20 seems to suggest that these numbers are as of February 28, 2009. Please revise or advise.

11.   We reviewed the new table you added at the bottom of page 20. Please explain to us why the numbers do not seem to flow from year to year. For example, we do not understand how the number of old memberships renewed at May 31, 2008 is greater than the number of fitness memberships at May 31, 2007. If this results from membership terms that are less than one year, please provide appropriate footnote disclosure to this table.

Financing Needs, page 23

12.   We reviewed your response to comment 12 in our letter dated March 18, 2009. We note your disclosure under this heading regarding your loans with Shanghai Pudong Development Bank. Please disclose the amount, interest rate and any other material terms of these loans under this heading. To the extent material, please also file complete copies of these agreements, including all exhibits, annexes or schedules thereto, as exhibits to your registration statement.

13.   You state under this heading that you have used the proceeds from these loans "for renovating existing facilities." In the penultimate paragraph under the heading "Liquidity and Capital Resources" on page 29, you disclose that "all renovations and constructions except the construction of the new Da Qing facility have been completed," "the construction of Da Qing is expected to be completed in December 2009" and "the funds for the construction as well as the lease payments during the construction period come from the existing short-term facilities as well as from [your] cash flow generated by [your] ongoing operations." Please revise your disclosure under the heading "Financing Needs" to clarify that the proceeds were used not only for the renovation of existing facilities but also for the construction of your new facility so that it is consistent with your disclosure under the heading "Liquidity and Capital Resources."

Capital Expenditures, page 28

14.   We reviewed your responses to comments 15 and 16 in our letter dated March 18, 2009. Under this heading you refer only to the acquisitions of Lea Spa and Yoga Wave but elsewhere in your registration statement you also refer to your acquisition of Yoga Wave II completed on May 31, 2009. Please revise under this heading to also disclose information regarding your acquisition of Yoga Wave II. In addition, please also disclose the source of funds for your Yoga Wave II acquisition in the table on page 29.

Business, page 32

Property, page 37

15.   We reviewed your response to comment 20 in our letter dated March 18, 2009.
        Please reconcile the name listed in number 12 under this heading with the
        information in the "Legal Name of Entity" and "Commercial Name" columns in
        your chart on page 6 and elsewhere in your registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 42

16.   Please tell us how you calculated the total number of shares held by all directors
        and executive officers as a group.

Audited Financial Statements

Notes to Consolidated Financial Statements, page F-6

Note 1. Description of Business and Organization, page F-6

17.   You state in your response to comment 23 in our letter dated March 18, 2009 that
        the shares issued to advisors related to services provided in connection with the
        share exchange and the private placement. In addition, we note your disclosure in
        Note 14 that certain expenses of advisors paid in cash related to the share
        exchange. Please tell us the value of services provided by advisors that related to
        the share exchange and your basis in GAAP for classifying those expenses as a
        cost of the offering as opposed to an operating expense. In addition, your
        disclosure still states that the shares issued to advisors related to services provided
        in connection with the share exchange. Please revise your disclosure throughout
        the filing to clarify that services provided by the advisors included services
        related to the share exchange and the private offering.

18.   We reviewed your response to comment 26 in our letter dated March 18, 2009
        and the revisions to your disclosure. In addition, we note the disclosure in Note
        14 that the $625,000 payment to the original shareholders was treated as a
        reduction of proceeds from the private placement. Please tell us the nature and/or
        purpose of the cash payment and the parties who received the payment. In
        addition, tell us your basis in GAAP for recording the payment as a reduction of
        the proceeds from the private placement.

Note 6. Property Plant and Equipment, net, page F-12

19.   In light of your significant construction activity, please disclose your interest
        capitalization policy. Also disclose the total amount of interest cost incurred
        during each year and the amount thereof that has been capitalized. Refer to SFAS
        34.

Note 9. Goodwill, page F-12

20.   We reviewed your response to comment 30 in our letter dated March 18, 2009.
        With regard to your acquisition of Letian (Yoga Wave), please provide us with
        your calculations of the test required by Rule 8-04(b)(3) of Regulation S-X using
        your equity in income(loss) from continuing operations of Letian (Yoga Wave)
        compared to your income from continuing operations before income taxes for the
        most recently completed fiscal year. Since Letian (Yoga Wave) had a loss for the
        relevant period, you should use the absolute values for the purposes of computing
        the test. In addition, please confirm to us that your tests of conditions in Rule 8-
        04(b) of Regulation S-X were computed using amounts determined in accordance
        with U.S. GAAP for both entities. Finally, please provide us with your
        computations for each of the significant subsidiary tests required by Rule 8-04(b)
        of Regulation S-X using U.S. dollars.

21.   We reviewed your response to comment 31 in our letter dated March 18, 2009.
        You state that you revised your disclosure in the financial statements and
        throughout your prospectus to clearly attribute the valuation of the assets and
        liabilities of Letian (Yoga Wave) to management giving consideration to the
        valuation services provided by the independent third party. However, we note
        that the disclosure in Note 9 still attributes the valuation to an independent third
        party. As such, we believe that you should either name the third party expert and
        file the consent required by Item 601(b)(23) of Regulation S-K or revise your
        disclosures throughout the filing where you refer to independent third parties as
        previously requested. Refer to Question 141.02 of our Compliance and
        Disclosure Interpretations of the Securities Act Sections available at
        http://www.sec.govidivisions/corpfin/guidance/sasinterp.htm and Rule 436(b) of
        Regulation C and Section 7(a) of the Securities Act of 1933.

Note 10. Taxes, page F-13

22.   We reviewed your response to comment 33 in our letter dated March 18, 2009.
        As previously requested, please provide the disclosures required by paragraph 44.
        d. of SFAS 109.

23.   Please tell us why the book and tax bases of your Chinese assets and liabilities do
        not give rise to any deferred tax assets and liabilities which should be recorded in
        your financial statements.

Note 17. Commitments and Contingencies, page F-17

24.   You state in your response to comment 40 in our letter dated March 18, 2009 that
        you believe your indemnifications and/or guarantees are not in the scope of FIN
        45 because they are by and between parties within the consolidated group. While
        you are not subject to the initial recognition and initial measurement provisions of
        FIN 45, pursuant to paragraphs 7.f. and g. it appears you may be subject to the
        disclosure requirements and should provide the information required by
        paragraph 13 of FIN 45. Please either provide the disclosures or explain to us in
        more detail why you believe the disclosure is not required.

Unaudited Financial Statements

Condensed Consolidated Statements of Income, page F-22

25.   Please tell us the nature of the items included in other expenses for the three and
        nine months ended February 28, 2009. Given the significant change between
        periods, please disclose the reasons for changes in the management's discussion
        and analysis of financial condition and results of operations or tell us why it is not
        appropriate to do so.

Notes to Condensed Consolidated Financial Statements, page F-6

Note 19. Restatement, page F-35

26.   Please label the financial statements for the three and nine months ended February
        28, 2008 as restated and revise to disclose the nature and effects of the
        restatement for the interim periods of fiscal 2008.

Item 17. Undertakings, page II-3

27.   We reviewed your response to comment 47 in our letter dated March 18, 2009
        and reissue this comment. Please include the undertaking required by Item 512(h)
        of Regulation S-K.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended May 31, 2008

General

28.   Please address the comments above to the extent applicable.

Item 9A. Controls and Procedures, page 29

29.   As previously requested in comment 49 in our letter dated March 18, 2009, please
        include the statement required by Item 308T(a)(4) of Regulation S-K in future
        annual report filings including amendments of such annual reports.

Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended February 28, 2009,
Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended November 30, 2008 and
Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended August 31, 2008

General

30.   Please address the comments above to the extent applicable. For the quarters
        ended November 30, 2008 and August 31, 2008, please also address the
        previously issued comments in our letter dated March 18, 2009.

Item 4(T). Controls and Procedures

31.   We reviewed your response to comment 51 in our letter dated March 18, 2009
        and the disclosure included in your Form 10-Q/A for the fiscal quarter ended
        February 28, 2009 filed July 30, 2009. The disclosure included in your Form 10-
        Q/A filed July 30, 2009 did not include the conclusions of your principal
        executive officer and principal financial officer regarding the effectiveness of
        your disclosure controls and procedures. As previously indicated, the conclusions
        of your principal executive officer and principal financial officer regarding the
        effectiveness of your disclosure controls and procedures should specifically state
        whether disclosure controls and procedures were effective or ineffective as of the
        end of the period covered by the report. Disclosures regarding the existence and
        nature of the significant deficiencies should be separately provided when
        management concludes that disclosure controls and procedures are ineffective.
        Please refer to Item 307 of Regulation S-K and revise your disclosure as
        previously requested.

* * * * *

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of your filings to expedite our review. Please

furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your filings and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian S. North, Esq.
        Buchanan, Ingersoll & Rooney, PC
        (215) 665-8760